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            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D-2(A).*


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*
                            U.S. TECHNOLOGIES, INC.
 -------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $.02 PAR VALUE
 -------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   91272D309
                    ---------------------------------------
                                (CUSIP NUMBER)

                                JAMES V. WARREN
                           6525 THE CORNERS PARKWAY,
                                   SUITE 300
                            NORCROSS, GEORGIA 30092
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                APRIL 28, 1998
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     * This remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  Page 1 of 5
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                                 SCHEDULE 13D

CUSIP No. 91272D309                                      Page 2 of 5 Pages
         ----------

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1.  NAMES OF REPORTING PERSONS
    IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    JAMES V. WARREN
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [ ]
                                                                         (b) [ ]

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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

    N/A
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             [ ]

    N/A
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
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               7.  SOLE VOTING POWER

  NUMBER OF        5,880,100
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.  SHARED VOTING POWER
   OWNED BY
    EACH           985,400
  REPORTING    -----------------------------------------------------------------
   PERSON      9.  SOLE DISPOSITIVE POWER
    WITH
                   5,880,100
               -----------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   68,500
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,865,500
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]

     N/A
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.0%
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14.  TYPE OF REPORTING PERSON*

     IN
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                                   Page 2 of 5

ITEM 1.   SECURITY AND ISSUER.
          --------------------

     This filing relates to shares of the common stock, $.02 par value (the "Common Stock") of U.S. Technologies, Inc. (the "Issuer") whose principal executive offices are located at 3901 Roswell Road, Suite 300, Marietta, Georgia 30062.

ITEM 2.   IDENTITY AND BACKGROUND.
          ------------------------

     (a) This Schedule 13D is filed by James V. Warren.

     (b) Mr. Warren's principal business address is 6525 The Corners Parkway, Suite 300, Norcross, Georgia 30092.

     (c) Mr. Warren is the President of The Spear Group, Inc., a national consulting and contract services company, whose address is 6525 The Corners Parkway, Suite 300, Norcross, Georgia, 30092.

     (d) Mr. Warren has not been convicted in a criminal proceeding during the last five years.

     (e) Mr. Warren has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Warren is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION.
          ---------------------------------------------------

     No purchases are being reported on this Amendment No. 1 to Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

     The purpose of Mr. Warren's initial acquisition of the securities was to effect a change of control in the management of the Issuer. On January 7, 1997, Mr. Warren was named as a director of the Issuer, and on January 20, 1997, he was named Chairman of the Board. Subsequently, Mr. Warren resigned from the Board of Directors of the Issuer and Mr. Warren is no longer involved in the management of the Issuer. Beginning in April 1998, Mr. Warren has begun to sell portions of his stock in the Issuer subject to the limitations of the securities laws. Mr. Warren expects to continue to dispose of his stock in the Issuer over a period of time.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.
          -----------------------------------------

     (a) For purposes of this filing, James V. Warren beneficially owns 6,865,500 shares, or approximately 24.0%, of the outstanding shares of the Common Stock of the Issuer.

     (b) With respect to these shares, James V. Warren has the sole power to vote or to direct the vote of 6,797,000 of the shares, which includes the power to vote 916,900 shares obtained through the grant of irrevocable proxies from Joyce S. Newlin, John M. Buckley and Joe B. Young as described in Mr. Warren's Schedule 13D as originally filed. These individuals have assigned control of their voting rights until December 31, 1998. Mr. Warren has shared power to vote with respect to 68,500 shares owned by his wife. Mr. Warren has sole power to dispose of or to direct the disposition of 5,880,100 shares of Common Stock of the Issuer and shared power to dispose of or to direct the disposition of the 68,500 shares of Common Stock owned by his wife.

     (c) Since April 13, 1998, Mr. Warren has sold 787,500 shares of the Common Stock of the Issuer. Of these sales, 387,500 shares were sold from April 13, 1998 through June 8, 1998, in brokers' transactions in the public market pursuant to Rule 144 at an average price of approximately $.73 per share. The remaining 400,000 shares were sold on April 28, 1998, in a private transaction to a single individual at $.68 per share.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ----------------------------

     As described above, Mr. Warren has acquired voting power with respect to 916,900 of the shares of the Common Stock by virtue of the grant of irrevocable proxies from Ms. Newlin, Mr. Buckley and Mr. Young under which these individuals have assigned their voting rights through December 31, 1998.

     Moreover, the following obligations were undertaken on April 7, 1997:

     a. Mr. Warren executed a promissory note, bearing interest at eight percent (8%) per annum, with principal and interest due on December 31, 1998, in the amount of $250,000, to Komen Holdings Pty., Ltd. in exchange for 1,743,000 shares of the Common Stock.

     b. Mr. Warren executed a promissory note, bearing interest at eight percent (8%) per annum, with principal and interest due on December 31, 1998, in the amount of $126,810, to Tintagel, Ltd. in exchange for 1,924,600 shares of the Common Stock. Further, Mr. Warren granted Tintagel an option to purchase up to 101,448 shares of

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        the Common Stock at $0.25 per share at any time or from time to time during the period from July 1, 1998 to September 2, 1998.

     Apart from the above, there are no contracts, arrangements, understandings or relationships between Mr. Warren and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

     None.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 29, 1998



                                         /s/ James V. Warren
                                         -------------------------------------
                                         JAMES V. WARREN